Exhibit 99.4
Amsterdam, January 19, 2021

Appointment of the Top Executive Team to steer Stellantis

Stellantis is establishing an efficient governance from Day One with the appointment of the Top Executive Team, together with the 9 dedicated committees covering company-wide performance and strategy.*

Carlos Tavares, CEO of Stellantis, said: “This highly competitive, committed and well balanced team will leverage its combined skills and diverse backgrounds to guide Stellantis, to become a great company.”

*Strategy Council, Business Review, Global Program Committee, Industrial Committee, Allocations Committee, Region Committee, Brand Committee, Styling Review, Brand Review

Chief Executive Officer	Carlos TAVARES

Strategic and performance
___________________________________________________________________________________

•Head of Americas:	Mike MANLEY
•Global Corporate Office:	Silvia VERNETTI
•Chief Performance Officer:	Emmanuel DELAY
•Chief Software Officer:	Yves BONNEFONT
•Chief Affiliates Officer:	Philippe de ROVIRA (*)
(*) Sales Finance, Used Cars, Parts and Service, Retail Network

Region Chief Operating Officers
____________________________________________________________________________________

•Enlarged Europe:	Maxime PICAT
◦Deputy	Davide MELE
◦Eurasia	Xavier DUCHEMIN
•North America:	Mark STEWART
•South America:	Antonio FILOSA
•Middle East & Africa:	Samir CHERFAN
•China:	Grégoire OLIVIER Interim, in charge of DPCA
•India and Asia Pacific:	Carl SMILEY
◦Asean	Christophe MUSY

Brand Chief Executive Officers
__________________________________________________________________________________

•Global SUV
◦Jeep:	Christian MEUNIER Synergies Referent
•American Brands
◦Chrysler:	Timothy KUNISKIS Interim
◦Dodge:	Timothy KUNISKIS Synergies Referent
◦RAM:	Mike KOVAL

•Core
◦Citroën:	Vincent COBEE
◦Fiat & Abarth:	Olivier FRANCOIS
Synergies Referent & Global Chief Marketing Officer
•Upper mainstream
◦Opel & Vauxhall:	Michael LOHSCHELLER
◦Peugeot:	Linda JACKSON Synergies Referent
•Premium
◦Alfa Romeo:	Jean-Philippe IMPARATO Synergies Referent

◦DS:	Béatrice FOUCHER
◦Lancia:	Luca NAPOLITANO
•Luxury
◦Maserati:	Davide GRASSO
•Mobility
◦Free2Move:	Brigitte COURTEHOUX
◦Leasys:	Giacomo CARELLI

Global Function Chief Officers
___________________________________________________________________________________

•Finance:	Richard PALMER
•Human Resources & Transformation	Xavier CHEREAU
•General Counsel:	Giorgio FOSSATI
•Planning:	Olivier BOURGES
•Purchasing & Supply Chain:	Michelle WEN
•Manufacturing:	Arnaud DEBOEUF
•Design:	Ralph GILLES
(CHRYSLER / DODGE / JEEP / RAM / MASERATI / FIAT Latin America)
Jean-Pierre PLOUE
(ABARTH / ALFA ROMEO / CITROEN / DS / FIAT Europe / LANCIA / OPEL /PEUGEOT / VAUXHALL)
•Engineering:	Harald WESTER
◦Deputy	Patrice LUCAS Cross car line and project engineering
◦Deputy	Nicolas MOREL
CTO:	To be defined
Sales & Marketing:	Thierry KOSKAS
Customer Experience:	Richard SCHWARZWALD
◦Deputy	Jean-Christophe QUEMARD
Communication & CSR:	Bertrand BLAISE

Link to profiles: https://www.stellantis.com/content/dam/stellantiscorporate/group/governance/leadership/bio/eng/Profiles_Stellantis_Global_VFinal.pdf

About Stellantis

Stellantis is one of the world’s leading automakers and a mobility provider, guided by a clear vision: to offer freedom of movement with distinctive, affordable and reliable mobility solutions. In addition to the Group’s rich heritage and broad geographic presence, its greatest strengths lie in its sustainable performance, depth of experience and the wide-ranging talents of employees working around the globe. Stellantis will leverage its broad and iconic brand portfolio, which was founded by visionaries who infused the marques with passion and a competitive spirit that speaks to employees and customers alike. Stellantis aspires to become the greatest, not the biggest while creating added value for all stakeholders as well as the communities in which it operates.

@Stellantis	Stellantis	Stellantis	Stellantis

For more information contact:
Bertrand BLAISE+33 6 33 72 61 86- bertrand.blaise@stellantis.com
Shawn MORGAN: 1 248 760 2621 - shawn.morgan@stellantis.com
Andrea PALLARD +39 335 873 7298 -andrea.pallard@stellantis.com
Pierre Olivier SALMON: +33 6 76 86 45 48 - pierreolivier.salmon@stellantis.com
www.stellantis.com

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements. In particular, these forward-looking statements include statements regarding future financial performance and the expectations of the combined group (the “Group”) resulting from the merger of FCA and Groupe PSA as to the achievement of certain targeted metrics at any future date or for any future period are forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Group’s current state of knowledge, future expectations and projections about future events and are by their nature, subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them.

Actual results may differ materially from those expressed in forward-looking statements as a result of a variety of factors, including: the impact of the COVID-19 pandemic, the ability of the Group to launch new products successfully and to maintain vehicle shipment volumes; changes in the global financial markets, general economic environment and changes in demand for automotive products, which is subject to cyclicality; changes in local economic and political conditions, changes in trade policy and the imposition of global and regional tariffs or tariffs targeted to the automotive industry, the enactment of tax reforms or other changes in tax laws and regulations; the Group’s ability to expand certain of their brands globally; its ability to offer innovative, attractive products; its ability to develop, manufacture and sell vehicles with advanced features including enhanced electrification, connectivity and autonomous-driving characteristics; various types of claims, lawsuits, governmental investigations and other contingencies, including product liability and warranty claims and environmental claims, investigations and lawsuits; material operating expenditures in relation to compliance with environmental, health and safety regulations; the intense level of competition in the automotive industry, which may increase due to consolidation; exposure to shortfalls in the funding of the Group’s defined benefit pension plans; the ability to provide or arrange for access to adequate financing for dealers and retail customers and associated risks related to the establishment and operations of financial services companies; the ability to access funding to execute the Group’s business plans and improve their businesses, financial condition and results of operations; a significant malfunction, disruption or security breach compromising information technology systems or the electronic control systems contained in the Group’s vehicles; the Group’s ability to realize anticipated benefits from joint venture arrangements; disruptions arising from political, social and economic instability; risks associated with our relationships with employees, dealers and suppliers; increases in costs, disruptions of supply or shortages of raw materials; developments in labor and industrial relations and developments in applicable labor laws; exchange rate fluctuations, interest rate changes, credit risk and other market risks; political and civil unrest; earthquakes or other disasters; the risk that the operations of Groupe PSA and FCA will not be integrated successfully and other risks and uncertainties.

Any forward-looking statements contained in this communication speak only as of the date of this document and the Group disclaims any obligation to update or revise publicly forward-looking statements. Further information concerning the Group and its businesses, including factors that could materially affect the Group’s financial results, are included in FCA’s reports and filings with the U.S. Securities and Exchange Commission, (including the registration statement on Form F-4 that was declared effective by the SEC on November 20, 2020) the AFM and CONSOB and PSA’s filings with the AMF.